SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                   F O R M 6-K

    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                      THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2002

                         INTERNET GOLD-GOLDEN LINES LTD.
                              (Name of Registrant)


                  1 Alexander Yanai Street Petach-Tikva, Israel
                     (Address of Principal Executive Office)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F    [X]   Form 40-F    []

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

     Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes []  No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

                         INTERNET GOLD-GOLDEN LINES LTD.



6-K Items



1.       Internet Gold Golden Lines Ltd. Press Release dated November 11, 2002.

                                                                         ITEM 1

                       [GRAPHIC OMITTED][GRAPHIC OMITTED]

For Immediate Release

         Internet Gold Reports Record Operating Income of NIS 8.0 Million and Record Net Profit of NIS 7.3 Million in Q3 2002
-------------------------------------------------------------------------------

Net Cash in the Quarter Increased by NIS 6.7 Million

         Tel Aviv, Israel, November 11, 2002 - Internet Gold (Nasdaq: IGLD) today reported financial results for the third quarter of 2002. Operating income for the third quarter reached NIS 8.0 million (US $1.6 million), compared with an operating loss of NIS 3.2 million (US $0.7 million) for the comparable period in 2001. Operating income for the nine months ended September 30, 2002, reached NIS 18.8 million (US$ 3.9 million), compared with an operating loss of NIS 35.3 million (US$ 8.1 million) for the same period last year.

         Net profit for the third quarter reached NIS 7.3 million (US$ 1.5 million), or NIS 0.39 (US$ 0.08) per share, compared with a net profit of NIS
1.2 million (US $0.3 million), or NIS 0.06 (US$ 0.01) per share, for the same quarter last year. Net profit for the nine months reached NIS 15.9 million (US$
3.3 million), or NIS 0.86 (US$ 0.18) per share, compared with a net loss of NIS
23.9 million (US$ 5.5 million), or NIS 1.30 (US$ 0.30) per share, for the same period last year.

         Net cash in the third quarter increased by NIS 6.7 million (US$ 1.4 million), compared with an increase of NIS 6.4 million (US$ 1.3 million) in the previous quarter and an increase of NIS 7.0 million (US$ 1.6 million) in the third quarter of 2001.

         Internet Gold's CEO, Eli Holtzman, said today: "Once again, our strong third quarter financial results, achieved despite harsh economic and competitive conditions, validate Internet Gold's business model. Our record operating and net income this quarter confirm the success of our profitability strategy, which we implemented in the beginning of 2001. In the third quarter the company continued to build its net cash position, as cash from operations reached more than NIS 10 million. We achieved these results as demand for our value-added services and broadband services was strong and as we implemented further cost efficiencies.

         The results of Gold Trade, the Company's e-commerce affiliated company, have not been consolidated since the first quarter of 2002. Gold Trade's results are included in the Company's financials on an equity basis. Excluding Gold Trade's revenues, Internet Gold's revenues reached NIS 47.9 million (US$ 9.8 million) in the third quarter of 2002, compared with NIS 43.5 million (US$ 10.0 million) for the comparable quarter in 2001. Revenues for the nine month period reached NIS 140.0 million (US$ 28.8 million) compared to NIS 127.1 million (US$
29.2 million) for the comparable period in 2001.

         Mr. Holtzman added: " Revenues of our MSN Israel subsidiary, our successful partnership with Microsoft, also continued to improve significantly this quarter, emphasizing the potential that Internet advertising presents for the company. MSN's operating results also improved significantly and the company is close to break-even. We expect that MSN Israel's financial results will continue to improve each quarter."

         Sales and marketing expenses for the third quarter decreased 38 percent to NIS 9.6 million (US$ 2.0 million) from NIS 15.5 million (US$ 3.6 million) in the third quarter of 2001. Sales and marketing expenses for the nine-month period decreased 49 percent to NIS 28.5 million (US$ 5.9 million) in 2002 from NIS 55.5 million (US$ 12.7 million) in the comparable 2001 period.

         General and administrative expenses for the third quarter of 2002 decreased 46 percent to NIS 5.9 million (US$ 1.2 million) from NIS 11.0 million (US$ 2.5 million) for the third quarter of 2001. General and administrative expenses for the nine-month period decreased 56 percent to NIS 17.5 million (US$
3.6 million) in 2002 from NIS 39.6 million (US$ 9.1 million) in 2001.

         Mr. Holtzman concluded: "Looking to the future, we plan to maintain our tight rein on expenses to further strengthen our cash flow and our bottom line. At the same time we plan to maintain our leading position in the dial-up market, increase our penetration in broadband and to continue to introduce new value-added services."

About Internet Gold

Internet Gold is a leading Internet service provider in Israel in number of subscribers based on recent surveys. The Company provides a wide array of Internet services tailored to the needs of residential and business subscribers, including Internet access and related value-added services, as well as content through portals. The Company operates the leading portal in Israel through its MSN Israel joint venture with Microsoft Corp. and is a leading e-commerce provider in Israel through its e-commerce joint venture, Gold Trade. The Company provides Internet access through a nationwide network with 8 points of presence, enabling the entire Israeli population to access the Web via local phone calls. For additional information about Internet Gold, please visit our Website at www.igld.com.
-----------------------

Certain statements made herein that use the words "estimate," "project," "intend," "expect," "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, decline in demand for the Company's services, inability to timely develop and introduce new technologies, services and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's Annual Report filed with the Securities and Exchange Commission and its other reports as filed from time to time with the Securities and Exchange Commission.

For further information, please contact:
Ms. Idit Azulay, Internet Gold
+972 3 939-9848
idita@co.zahav.net.il
---------------------
or
Ayelet shaked Shiloni
Integrated IR
+972-3-635-6790
ayelet@integratedir.com
-----------------------

Internet  Gold - Golden Lines Ltd.

Consolidated  Statements  of Operations
-------------------------------------------------------------------------------

Adjusted to NIS of September 2002

                                                                                                               Convenience
                                                                                                               translation
                                                                                                                      into
                                                                                                                US Dollars
                                                                                                                      Nine
                                 Year ended             Three months ended               Nine months ended    months ended
                                December 31                   September 30                    September 30    September 30
                                       2001           2001            2002            2001            2002            2002
                                  (Audited)    (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)     (Unaudited)
                                                                    (In thousands)




Revenues                           236,547         58,977          47,938         176,791         140,063          28,754

Costs and expenses:
Cost of revenues                   152,961         35,697          24,416         117,021          75,219          15,442
Selling and marketing
 Expenses                           68,398         15,510           9,551          55,477          28,520           5,855
General and
 Administrative
 Expenses                           48,345         10,995           5,943          39,549          17,491           3,591
Total costs and
 Expenses                          269,704         62,202          39,910         212,047         121,230          24,888

Profit (loss)
 from operations                   (33,157)        (3,225)          8,028         (35,256)         18,833           3,866
Financing income, net                4,142          3,084           1,498           4,243           3,882             797
Other expenses, net                 (2,388)            10             (29)           (688)            (30)             (6)
Net profit (loss) after
 financing income                  (31,403)          (131)          9,497         (31,701)         22,685           4,657
Company's share in
 net loss of investees                (698)          (166)         (2,228)           (709)         (6,801)         (1,396)
Minority interest in
 loss of a subsidiary               10,396          1,470               -           8,497               -               -
Net profit (loss)                  (21,705)         1,173           7,269         (23,913)         15,884           3,261
Profit (loss) per share
Net profit (loss) per
 NIS 0.01 par value of
 shares (in NIS)                     (1.18)           0.06            0.39          (1.30)            0.86            0.18
Weighted average
 number of shares
 outstanding (in
 thousands)                         18,432         18,432          18,432          18,432          18,432          18,432

==========================================================================================================================

Consolidated Balance Sheets
--------------------------------------------------------------------------------

Adjusted to NIS of September 2002

                                                                                                               Convenience
                                                                                                          translation into
                                                                                                                US Dollars
                                                       December 31       September 30      September 30       September 30
                                                              2001               2001              2002               2002
                                                         (Audited)                       (Unaudited)
                                                                              (In thousands)


--------------------------------------------------------------------------------------------------------------------------
Current assets
Cash and cash equivalents                                  89,717             84,063            87,733             18,011
Trade receivables, net                                     43,185             49,744            31,585              6,484
Other receivables                                         *12,947            *11,067            13,508              2,774
Inventory                                                   7,714              7,822                 -                  -

Total current assets                                      153,563            152,696           132,826             27,269


Investments
Long-term investments                                       4,259              5,986             4,259                874
Minority interest in a subsidiary                         *12,104            *15,118                 -                  -
Long-term loans                                             4,634              4,707             5,336              1,095

                                                           20,997             25,811             9,595              1,969


Property and equipment, net                                47,843             48,588            28,220              5,793


Other assets and deferred charges                          11,382             12,903             1,289                265
Total assets                                              233,785            239,998           171,930             35,296

==========================================================================================================================
*  Reclassified



                                                                                                               Convenience
                                                                                                          translation into
                                                                                                                US Dollars
                                                       December 31       September 30      September 30       September 30
                                                              2001               2001              2002               2002
                                                         (Audited)                       (Unaudited)
                                                                              (In thousands)

--------------------------------------------------------------------------------------------------------------------------
Current liabilities
Short-term bank loans                                      74,504             75,006            14,564              2,989
Accounts payable                                           38,123             36,850            24,358              5,001
Other payables                                             20,113             23,993            13,821              2,837

Total current liabilities                                 132,740            135,849            52,743             10,827

Long-term liabilities
Long-term loans                                            15,334             15,708             1,735                356
Capital deficiency of a consolidated
 Company which the company does not
 intend to bear                                            (4,914)                 -                 -                  -
Deferred revenues                                             576              1,487               204                 42
Liability for termination of
 employer-employee relations, net                           4,229              3,342             3,708                761
Company's share in excess of liabilities
 over assets in investees                                       -                  -            11,836              2,430
Total long-term liabilities                                15,225             20,537            17,483              3,589

Shareholders' equity (deficit)
Ordinary shares                                               203                203               203                 42
Additional paid in capital                                220,183            220,183           220,183             45,203
Accumulated deficit                                      (134,566)          (136,774)         (118,682)           (24,365)

Total shareholders' equity                                 85,820             83,612           101,704             20,880

Total liabilities and shareholders' equity                233,785            239,998           171,930             35,296

==========================================================================================================================

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                INTERNET GOLD-GOLDEN LINES LTD.
                                                -------------------------------
                                                         (Registrant)



                                                By /s/Eli Holtzman
                                                -------------------------------
                                                   Eli Holtzman
                                                   Chief Executive Officer




Date: November 11, 2002